UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

FORM 11-K

________________________

(Mark One)
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number: 1-9813

GENENTECH, INC. TAX REDUCTION INVESTMENT PLAN
(Full title of the Plan)

GENENTECH, INC.
(Name of issuer of the securities held pursuant to the Plan)

1 DNA Way, South San Francisco, California  94080-4990
(Address of principal executive offices and zip code)

Genentech, Inc. Tax Reduction Investment Plan
Index to Financial Statements

In this report, "Genentech," "we," "us" and "our" refer to Genentech, Inc. "Common Stock" refers to Genentech's Common Stock, par value $0.02 per share.

Genentech, Inc. Tax Reduction Investment Plan
Statements of Net Assets Available for Benefits

	December 31,

	2002	2001

ASSETS:
Investments, at fair value	$268,603,284	$302,186,320
Cash	56,985	-

Receivables:
Contribution receivable from Genentech, Inc.	13,646,478	11,859,499
Investment income receivable	207	-
Amounts due from broker	-	46,251

Total receivables	13,646,685	11,905,750

Total assets	282,306,954	314,092,070

LIABILITIES:
Amounts due to broker	75,975	59,813

Net assets available for benefits	$282,230,979	$314,032,257

See accompanying notes.

Genentech, Inc. Tax Reduction Investment Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

ADDITIONS:
Investment income (loss):
Interest and dividends	$4,192,499
Realized and unrealized loss, net	(67,517,788)

Total investment loss	(63,325,289)

Contributions:
Basic	29,770,672
Rollover	2,494,589
Employer match	13,646,478

Total contributions	45,911,739

Total additions (deductions)	(17,413,550)

DEDUCTIONS:
Benefit payments	(14,372,374)
Administrative expenses	(15,354)

Total deductions	(14,387,728)

Net decrease	(31,801,278)
Net assets available for benefits:
Beginning of year	314,032,257

End of year	$282,230,979

See accompanying notes.

Genentech, Inc. Tax Reduction Investment Plan
Notes to Financial Statements

(1)      DESCRIPTION OF THE PLAN

General

            The following description of the Genentech, Inc. Tax Reduction Investment Plan, or the Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

            The Plan is a defined contribution plan and was established, effective January 1, 1985, by Genentech (or the Plan Sponsor) for the benefit of its eligible employees. Effective January 1, 2002, the Plan was amended and restated to adopt certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. This Plan is based on employee systematic salary reductions. The employee's salary is reduced by the amount elected to be saved on a pre-tax basis, or salary deferral contributions, which may also include age 50 catch-up and annual bonus deferral contributions, and is then invested by the Plan based on the employee's investment elections. An individual employee's account is credited with earnings or losses on a pro rata basis as the actual investment funds report their earnings performance.

            Individuals eligible to participate under the Plan must be employees of Genentech or employees of an affiliate of Genentech that adopts the Plan with the approval of the Board of Directors. Such employees become eligible immediately upon hire. However, the following employees or classes of employees are not eligible to participate: (i) any employee who is classified as temporary by Genentech, unless such employee has completed at least 1,000 hours of service in a 12-month period beginning on his or her hire date or any anniversary thereof; (ii) any part-time employee normally scheduled to work less than 20 hours per week, unless such employee has completed at least 1,000 hours of service in a 12-month period beginning on his or her hire date or any anniversary thereof; (iii) any employee who is a member of a collective bargaining unit and who is covered by a collective bargaining agreement where retirement benefits were the subject of good faith bargaining, unless the agreement specifically provides coverage of such employee under the Plan; (iv) any individual employed by any corporation or other business entity that is merged or liquidated into Genentech, unless Genentech designates such employees as eligible employees; (v) any employee paid from a non-U.S. payroll; or (vi) any employee classified or treated as an independent contractor, consultant, leased employee (as defined under the Internal Revenue Code of 1986, as amended (the Code)), or an employee of an employment agency or other entity, even if subsequently determined to have been a common-law employee of Genentech.

Contributions

            We match a portion of employee contributions (excluding age 50 catch-up contributions), up to a maximum of 4% of a participant's eligible compensation, or the Match. The Match is effective December 31st of each year, or the Effective Date, and contributions under the Match are fully (100%) vested at that time. The Match is funded in cash in the first quarter of the subsequent year to all participants employed by Genentech on the Effective Date.

            Salary deferral contributions, or basic contributions, are accrued and vested when deducted from employee pay; the Match is accrued and fully (100%) vested on the Effective Date; and qualified rollover contributions are recorded and fully (100%) vested when received by Fidelity Management Trust Company, or the Plan Trustee. All contributions are invested pursuant to participants' directions to the Plan Trustee after receipt of contributions by the Plan Trustee. Participants may change the amount of contributions (as a percentage reduction of pre-tax eligible compensation) at any time by contacting the Plan Trustee. Transfers between funds and changes in investment allocations can be made at any time, up to ten times per year, effective upon direction by the participant to the Plan Trustee.

            Subject to limitations of the Code, participants in the Plan could elect to defer up to the lesser of $11,000 or 25% of his or her eligible compensation in 2002 and $10,500 or 15% of his or her eligible compensation in 2001.

Investment Options

            Each participant could direct the investment of his or her contributions and Genentech's Match to any available investment funds of the Plan (or any combination thereof). A detailed description of these investment fund options is provided in the Plan document.

Participant Accounts

            Each participant's account is credited with the participant's contribution, the Match and Plan earnings. All amounts contributed to the Plan are deposited in a trust account with the Plan Trustee. The Plan Trustee has blanket bond insurance covering the full market value of the securities and investments of which it has custody. Generally, the Plan Trustee's fees and expenses are paid by the Plan Sponsor and are not charged to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Loans

            Loans are made to Plan participants at fixed interest rates (presently 2% above the then-current bank prime interest rate), subject to certain restrictions, principally related to a participant's account balance, permissible loan amount, and repayment through payroll withholding. Loans are repaid through monthly payroll deductions over three or five years, or fifteen years if the purpose of the loan is to purchase a participant's principal residence.

Conditions of Withdrawal

            Distributions under the Plan are made upon a participant's death, disability, retirement or other termination of employment with us, attainment of age 70-1/2 (applicable only to participants who own 5% or more of Genentech's stock), or authorized exercise of his or her withdrawal rights under the Plan. Upon termination, a participant must consent to a distribution unless the balance credited to his or her account under the Plan does not exceed and has not exceeded $5,000. Distributions are made upon receipt of the participant's or beneficiary's election directing the method of distribution.

            Anytime prior to termination of employment with us, the Plan administrative committee may grant a participant's request for a withdrawal from the participant's account if the Plan administrative committee makes a determination that such withdrawal is necessary in light of the immediate and heavy financial needs of the participant and is in accordance with the requirements of the Code and regulations promulgated thereunder. In addition, a Plan participant may withdraw up to the entire balance of his or her Plan account if over age 59-1/2 at the time of withdrawal.

Plan Termination

            Our Board of Directors has the right under the Plan to alter, amend or terminate the Plan, or any part thereof, in such a manner as it may determine. If the Plan is terminated, the interests of all Plan members would remain fully (100%) vested and nonforfeitable. The balances credited to their accounts would remain with the Plan Trustee until they become distributable in accordance with the Plan.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition

            Investments are stated at fair value at year end. Investments in mutual funds are valued at the last quoted price on the last business day of the year, which for the mutual funds represents the net asset values of shares held by the Plan at year end. Money market funds are valued on the basis of historical cost, plus accrued interest, that approximates fair value. Participant loans are valued at their outstanding balance, which approximates fair value. Genentech Common Stock is valued at the quoted market price on the last day of the plan year.

            All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.

Use of Estimates

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3)      INVESTMENTS

            The Plan Trustee holds the Plan's investments and executes all investment transactions. During 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments

Common stock	$(8,613,023)
Mutual funds	(58,904,765)

$(67,517,788)

            The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

	December 31,

	2002	2001

Janus Worldwide Fund	$15,104,919	$17,528,991
Genentech Common Stock	16,188,347	19,997,255
Fidelity Magellan Fund	48,706,247	61,893,279
Fidelity Growth Company Fund	35,080,758	50,938,626
Fidelity Growth & Income Portfolio	39,026,568	45,745,883
Fidelity Balanced Fund	(1)	15,812,989
Fidelity Retirement Money Market Portfolio	33,523,569	30,201,955
Fidelity Spartan U.S. Equity Index Portfolio	18,985,114	21,460,423

(1) The fair value of this investment did not exceed 5% of the Plan's net assets at December 31, 2002.

(4)      INCOME TAX STATUS

            The Plan has received a determination letter from the Internal Revenue Service dated March 18, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code.

(5)      RELATED PARTY TRANSACTIONS

            Transactions in shares of Genentech Common Stock qualify as party-in-interest transactions under the provisions of ERISA. During 2002, the Plan made purchases of approximately $7.0 million and sales of approximately $2.2 million of Genentech Common Stock on behalf of its employees.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Participants and Plan Administrative Committee of the
Genentech, Inc. Tax Reduction Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Genentech, Inc. Tax Reduction Investment Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ERNST & YOUNG LLP

Palo Alto, California
May 16, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Genentech, Inc. Tax Reduction Investment Plan
by Genentech, Inc., Plan Administrator

Date:	June 27, 2003	/s/ LOUIS J. LAVIGNE, JR.

Louis J. Lavigne, Jr. Executive Vice President and Chief Financial Officer and Plan Administrative Committee Member for Genentech, Inc. Tax Reduction Investment Plan

Date:	June 27, 2003	/s/ THOMAS T. THOMAS II

Thomas T. Thomas II Treasurer and Plan Administrative Committee Member for Genentech, Inc. Tax Reduction Investment Plan

Genentech, Inc. Tax Reduction Investment Plan
EIN: 94-2347624, Plan #001
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
December 31, 2002

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(2)	(e) Current Value

	MUTUAL FUNDS:
*	Fidelity Magellan Fund	616,847	shares		$48,706,247
*	Fidelity Growth Company Fund	990,422	shares		35,080,758
*	Fidelity Growth & Income Portfolio	1,287,581	shares		39,026,568
*	Fidelity Intermediate Bond Fund	223,279	shares		2,395,787
*	Fidelity Overseas Fund	102,441	shares		2,253,699
*	Fidelity Balanced Fund	1,039,042	shares		13,808,866
*	Fidelity Asset Manager Fund	61,871	shares		853,816
*	Fidelity Asset Manager: Growth Fund	131,333	shares		1,572,055
*	Fidelity Asset Manager: Income Fund	31,430	shares		341,335
*	Fidelity Spartan U.S. Equity Index Portfolio	609,474	shares		18,985,114
	PIMCO Total Return Fund	1,266,871	shares		13,517,516
	MSIFT High Yield Portfolio	252,035	shares		1,136,680
	Neuberger & Berman Genesis Trust	346,940	shares		9,762,886
	RS Emerging Growth Fund	115,476	shares		2,211,356
	INVESCO Total Return Fund	405,580	shares		8,476,615
	Janus Worldwide Fund	470,119	shares		15,104,919
	Domini Social Equity Fund	24,714	shares		533,832

	MONEY MARKET FUNDS:
*	Fidelity Retirement Money Market Portfolio	33,523,569	shares		33,523,569
*	Fidility Institutional Cash Portfolio	237,100	shares		237,100

	COMMON STOCK:
*	Genentech Common Stock	488,189	shares		16,188,347

*	Participant Loans	(1)			4,886,219

	Total Investments				$268,603,284

(1)  Maturing at various dates through 2017 at interest rates ranging from 6.25% to 11.50%.

(2)  Cost information is not provided as all investments are participant directed.

  *   Indicates party-in-interest to the Plan.

Genentech, Inc. Tax Reduction Investment Plan
Index of Exhibits Filed with Form 11-K
For the Year Ended December 31, 2002

Exhibit Number	Description

23	Consent of Ernst & Young LLP, Independent Auditors, filed with this document

99.1

Certification of Administrative Committee Member for Genentech, Inc. Tax Reduction Investment
Plan pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002.